SiRF Technology Holdings, Inc.
217 Devcon Drive
San Jose, CA 95112

December 14, 2007

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Kate Tillan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SiRF Technology Holdings, Inc.

Form 10-K for fiscal year ended December 31, 2006

Filed February 27, 2007

Form 10-Q for the quarterly period ended September 30, 2007

File No. 000-50669

Form 8-K filed October 30, 2007

Dear Ms. Tillan:

On behalf of SiRF Technology Holdings , Inc. (the “Registrant”), this letter responds to comments on the above-referenced Form 10-K, Form 10-Q and Form 8-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 3, 2007. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies and Estimates – Revenue Recognition, page 36

1.	In the recording of royalties on licensees’ worldwide sales of their products incorporating your licensed intellectual property or premium software, we note that beginning in the fourth quarter of 2006 you determined that due to business circumstances you could no longer reliably estimate royalty revenue from the Estimated Licensees. Please tell us and disclose in future filings the “business circumstances” that precipitated your decision to discontinue the procedure of estimating and recording the royalty revenues earned for sales by certain licensees. In this regard, please tell us about any transactions or events that were clearly different in substance from those previously occurring that caused you to change your accounting method. Refer to paragraphs 4 and 5 of SFAS 154.

Response: The Registrant’s accounting policy for recognizing royalty revenue is consistently applied across its customer base of licensees, however, as part of the financial reporting close cycle, the Registrant’s consideration of whether vendors’ fees are fixed or determinable historically resulted in differences in the timing of when royalty revenue was recognized amongst different licensees. Specifically, prior to the fourth quarter of 2006, the Registrant recognized royalty revenue based on estimated amounts due from certain licensees (estimated licensees) where it could reliably estimate royalties earned in the period in which shipments underlying royalties were made. Estimates of royalty revenue were based on unit forecasts provided by estimated licensees and an analysis of historical royalty data and the specific terms and conditions of license agreements. For other licensees, where the Registrant could not reliably estimate the royalties earned in the period shipments underlying royalties were made, royalty revenue was recognized in arrears based on actual shipments subsequently reported by the licensees.

The Registrant’s determination in the fourth quarter of 2006 that it could no longer reasonably estimate royalty revenue earned from the estimated licensees was due to unreliable estimates provided by the Registrant’s licensees. Specifically, the royalties estimated for the Registrant’s largest licensee for the third quarter of 2006, which historically represented more than 75% of the Registrant’s total royalty revenue, was significantly lower than the actual amount of royalties earned for the period based on actual customer shipments. Prior to the third quarter of 2006, estimated amounts generally approximated actuals, and insignificant adjustments were recorded by the Registrant in the subsequent quarter.

Upon discussing the large discrepancy between forecasted unit data provided and actual royalty revenues subsequently reported with the Registrant’s largest licensee, the Registrant concluded that the licensee was unable to provide reasonably accurate forecasted unit data, and that the licensee was not able to provide actual unit data in accordance with a timeline that would support the Registrant’s accurate financial reporting of royalty revenue in the period of shipment. On this basis, in the fourth quarter of 2006, the Registrant determined that it no longer had the ability to reliably estimate royalty revenue for this licensee, which as noted above, historically accounted for more than 75% of total royalty revenue. These circumstances support the Registrant’s conclusion that fees for this licensee did not meet the fixed or determinable basic revenue recognition criteria until such time the royalties were reported by the licensee. Given the Registrant’s existing accounting policy required fees to be fixed or determinable (assuming all other revenue recognition criteria are met) in order to recognize royalty revenue, and the Registrant already had a model in place for deferring the timing of royalty revenue recognition until such time as actually reported by licensees, the Registrant determined it was most appropriate to recognize all royalty revenue based solely on actual amounts of royalties reported by its licensees in the fourth quarter of 2006 and beyond.

Contemporaneous with analyzing this issue, the Registrant considered the guidance in SFAS 154 in determining if this change should be accounted for as a change in accounting principle or a change in accounting estimate. The Registrant determined that its revenue recognition policy for recognizing royalty revenue had not changed, that is, assuming all other revenue recognition criteria had been met, royalty revenue is recognized when the fee is fixed or determinable. In that regard, considering the definition of a change in accounting principle, the Registrant concluded it had not changed the underlying accounting principle applied to the recognition of royalty revenue, nor had it altered the method of applying an accounting principle. Conversely, as a necessary consequence of assessing this matter, in conjunction with the periodic presentation of the Registrant’s financial statements, new information existed related to external business circumstances indicating that royalties owed for by its largest licensee could no longer be reliably estimated, thus precluding the Registrant from concluding that royalty revenue was fixed or determinable prior to actual reporting by the licensee. Based on these factors, the Registrant concluded that the change in the timing of recording royalty most appropriately met the definition of a change in accounting estimate.

The Registrant acknowledges the Staff’s comments and will revise its disclosures in future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, to expand upon the “business circumstances” described above that precipitated the change in accounting estimate.

2.	Further, in future filings please expand your disclosure in the notes to the financial statements to describe the nature of and reasons for the change in accounting method. To the extent applicable, please provide the disclosures in paragraphs 17 – 18 of SFAS 154.

Response: As noted above, the Registrant respectfully advises the Staff that the change in the timing of recognizing royalty revenue was appropriately treated as a change in accounting estimate, resulting from changes in external circumstances. The Registrant further advises the Staff that while the change in estimate did impact the fourth quarter of 2006, it is not considered to have an impact on future periods. The change in the timing of recognizing royalty revenue was made prospectively and had an initial one-time effect of reducing royalty revenues recorded in the fourth quarter of 2006. Accordingly, in its Annual Report on Form 10-K for fiscal year 2006, the Registrant provided the disclosures required by paragraph 22 of SFAS 154.

The Registrant believes its existing disclosures prepared in accordance with paragraph 22 of SFAS 154, to be revised in future filings as noted in the Registrant’s response to Staff Comment 1. above, address the SFAS 154 disclosure requirements for a change in estimate and further disclosure in response to paragraphs 17 – 18 of SFAS 154 is not applicable.

Results of Operations – Other Income (expense), net, page 47

3.	We note your disclosures about the increase in other income resulting from the litigation settlement with u-Nav offset by an interim employee arbitration award in 2006 and the one-time gain recorded in connection with the reversal of a litigation settlement obligation during the third quarter of 2005. Please tell us and disclose in future filings the amounts recorded in 2006. Also, describe how the 2005 gain was computed. In this regard, tell us why these amounts for both periods were not classified as operating income. Alternatively, explain how you determined that such amounts more appropriately represented non-operating income.

Response: With respect to the gain recognized by the Registrant in 2006 related to the litigation settlement with u-Nav, in its Annual Report on Form 10-K for fiscal year 2006, the Registrant filed as exhibit 10.7, the Patent Cross License and Covenant Not to Sue Agreement, entered into on November 1, 2006 between the Registrant and u-Nav (the “u-Nav Agreement”). The Registrant requested and was granted confidential treatment for certain portions of the u-Nav Agreement, including financial information, which were redacted and filed separately with the Commission. Accordingly, the Registrant respectfully requests that the amount related to the u-Nav settlement remain confidential and not be disclosed in the Registrant’s public filings with the Commission.

As disclosed in our Annual Report on Form 10-K for fiscal year 2006, the gain related to the u-Nav settlement was primarily offset by the loss recognized in connection with the interim employee arbitration award. As such, disclosure of this loss would result in the disclosure of information subject to confidential treatment. Accordingly, the Registrant respectfully requests that it not be required to disclose the amount related to the arbitration award and preserve the confidential treatment granted to the u-Nav Agreement.

The one-time gain recognized in 2005 of $1.2 million represented the forgiveness of a remaining cash obligation that was accrued in a prior period in connection with a patent infringement litigation obligation settlement. The terms of the settlement agreement required quarterly cash payments totaling $5.0 million and the issuance of a SiRF Series F preferred stock purchase warrant. At the time the settlement was finalized (September 8, 2000), in accordance with SFAS 5, the Registrant had recognized total estimated litigation settlement expense of $6.4 million, consisting of $5.0 million for the estimated cash payments and $1.4 million for the fair value of the warrant when originally issued. Pursuant to the terms of the settlement agreement, any unpaid portion of the cash settlement would be forgiven in the event of a public offering of the Registrant’s common stock and the achievement of certain other criteria for which the warrants would be exercised. The criteria for the exercise of the issued warrants were met in September 2005. Accordingly, the parties agreed that the Registrant had fully satisfied its obligations under the settlement agreement and that any remaining unpaid portion of the cash settlement would be forgiven. At that time, the Registrant had paid $3.8 million of the total $5.0 million estimated quarterly cash payments, resulting in a remaining cash obligation of $1.2 million being forgiven.

The Registrant considered the guidance in SFAC 6, Elements of Financial Statements in determining that the amounts recorded as other income (expense) in 2006 and 2005 more appropriately represented non-operating income (loss). SFAC 6 defines revenues and expenses as inflows/outflows from delivering or producing goods, rendering services or carrying out other activities that constitute an entity’s ongoing major or central operations. SFAC 6 further defines gains and losses as resulting from an entity’s peripheral or incidental transactions and from other events and circumstances stemming from the environment that may be largely beyond the control of the entity and its management. The guidance in SFAC 6 indicates that gains and losses may be classified as “operating” or “non-operating” depending on their relation to an entity’s major ongoing or central operations. The Registrant considers its “major ongoing or central operations” to be the development and marketing of semiconductor and software products for Global Positioning Systems (GPS). Given that the nature of these transactions relate to litigation settlement activities for patent infringement and employee arbitration matters, which are not part of the Registrant’s normal earning process or considered to be part of its central operations, the Registrant determined that they more appropriately represented “non-operating” income (loss).

The Registrant also considered the guidance in Rule 5-03 of Regulation S-X in its evaluation of the accounting classification for amounts related to these transactions. Applying the specific guidance cited in SFAC 6, the Registrant does not believe the requirements of Rule 5-03 preclude the Registrant from recording the amounts as “non-operating” income (loss). Specifically, the Registrant considered the definition of non-operating income in Rule 5-03(b)7. in concluding the gains recorded in connection with the u-Nav litigation and reversal of the litigation settlement obligation constituted “miscellaneous other income”. Similarly, the Registrant considered the definition of non-operating expenses in Rule 5-03(b)9. in concluding the loss associated with the employee arbitration award constituted a “miscellaneous income deduction.”

The Registrant acknowledges the Staff’s comments and will revise its footnote disclosures in future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, to state clearly the nature of the transactions from which these items arose.

Financial Statements, page 51

Note 1. Organization and Summary of Significant Accounting Policies, page 61

Revenue Recognition, page 64

4.	Please tell us and in future filings disclose how the general revenue recognition criteria listed in the first paragraph of this section specifically apply to the company’s transactions. For example, please discuss when title transfers and the nature of any acceptance terms. Discuss how you determine when to record revenue in cases where there are acceptance terms.

Response: The Registrant acknowledges the Staff’s comments and will expand its revenue recognition disclosures in future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, to address how the general revenue recognition criteria specifically applies to the Registrant’s transactions, as follows:

Revenue from sales of semiconductor chip set sales is recognized when persuasive evidence of a sales arrangement exists, transfer of title and acceptance, where applicable, occurs, the sales price is fixed or determinable and collection is probable. Customer purchase orders are generally used to determine the existence of an arrangement. Transfer of title and risk of ownership occur based on defined terms in customer purchase orders, and generally pass to the customer upon shipment, at which point goods are delivered to a carrier. There are no formal customer acceptance requirements or further obligations, outside of the Company’s standard product warranty, related to sales of chip sets and the Company has not had any to date. The Company assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Collectibility is assessed based primarily on the credit worthiness of the customer as determined through ongoing credit evaluations of the customer’s financial condition, as well as a consideration of the customer’s payment history.

5.	Please tell us and disclose, as applicable, how you considered EITF 00-21 in your accounting for sales transactions.

Response: The Registrant derives revenue primarily from sales of semiconductor chip sets and, to a lesser extent, from licenses of intellectual property and premium software products. Sales of semiconductor chip sets are primarily sold on a standalone basis and revenue from such sales is not within the scope of EITF 00-21. Revenue from stand-alone license rights to use the Registrant’s intellectual property and premium software products are recognized in accordance with SAB 104 and AICPA SOP 97-2, respectively. Certain sales of chip sets, however, are bundled with premium software products that are less than incidental to the functionality of the chip sets and revenue from such sales are within the scope of EITF 00-21.

With respect to sales of chip sets bundled with premium software products, by application of EITF 00-21, the Registrant determined that the chip set and premium software represent two distinct elements, representing separate units of accounting. In accordance with EITF 00-21, the Registrant determined that the chip sets have value to the customer on a standalone basis, that objective and reliable evidence of the fair value of the software exists as the Registrant regularly sells the software on a standalone basis, and there are no rights of return affecting the revenue recognition for the delivered chip set. Accordingly, when the basic revenue recognition criteria for each separate element are met, the Registrant recognizes revenue for each element based on its relative fair value in accordance with EITF 00-21.

The Registrant acknowledges the Staff’s comments and will incorporate in future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, disclosures addressing the Registrant’s accounting for sales transactions under EITF 00-21.

6.	We note that you enter into co-branding agreements with certain customers and provide marketing incentives to certain distributors. Please tell us and disclose in future filings the nature of each, when you recognize the related accrual and how you determine the amount to record for each.

Response: The Registrant respectfully advises the Staff that it does not directly provide marketing incentives to distributors, rather such incentives are provided to the end customers of the distributors. The Registrant will revise its future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, to clarify the circumstances and nature of such incentive programs.

The Registrant records reductions to revenue for commitments related to incentive programs to certain direct customers and indirect customers (for products sold through distributors), including co-branding agreements and incentive rebates. Co-branding agreements allow customers to receive a per-unit rebate for product purchased, provided the customer participates in the Registrant’s co-branding program. The co-branding program typically consists of placing the Registrant’s logo on an external product package, or may include placing the Registrant’s logo on the customer’s website or otherwise including it in marketing collateral or documentation. Incentive rebates are offered from time to time at the Registrant’s discretion to both direct and indirect customers and are provided in the form of a per-unit rebate for product purchased. The objective of these programs is to promote and encourage advertising of the Registrant’s products to increase sales of its products. Accruals for the actual costs of these incentive programs are recorded at the time the related revenue is recognized and are recorded based on the contractual or agreed upon per-unit rebate of product purchased by direct customers or sold through by distributors. The Registrant will revise its disclosures in future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, to describe the nature of each program, including when the related accrual is recorded and how the amounts are determined.

Foreign Currency, page 68

7.	We note that you have changed the functional currency for all of your foreign subsidiaries to the U.S. dollar. In reference to paragraph 9 of SFAS 52, “[o]nce the functional currency for a foreign entity is determined, that determination shall be used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed”. Considering this, please tell us and in future filings disclose the economic facts and circumstances that clearly indicated the functional currency changed.

Response: The Registrant respectfully advises the Staff that with respect to the two foreign subsidiaries in which the functional currency changed from the local currency to the U.S. dollar, the Registrant had historically not performed an extensive evaluation of the functional currency in accordance with SFAS 52 in its original determination, which led to an inappropriate conclusion that the functional currency of those two foreign subsidiaries was their local currency. When the two subsidiaries where original established, they were not material to the Registrant’s consolidated financial statements and the resulting effects of foreign currency translation during fiscal year 2005 amounted to only $114K. As a result of the growth of these two subsidiaries and the subsequent establishment of new foreign subsidiaries, in the fourth quarter of 2005, an evaluation of functional currency in accordance with SFAS 52 was performed for all of the Registrant’s subsidiaries. The Registrant acknowledges when considering the guidance in SFAS 52, the functional currency of the two subsidiaries should have always been the U.S. dollar.

Specifically, with respect to its acquisition of Kisel Microelectronics, AB, based in Stockholm, Sweden, at the time of acquisition in April 2005, Kisel operated as a self-sustaining, standalone entity. Accordingly, at the time of acquisition, the local currency was determined to be the functional currency as it was intended Kisel would continue to operate its legacy business, which was self-sustaining, until such time its existing customer contracts expired. Further, during the two quarters subsequent to the acquisition, Kisel finalized the closure of its legacy business, was integrated into the Registrant’s organizational structure and by the middle of the fourth quarter of 2005, ultimately became an extension of the Registrant’s research and development workforce. In this regard, beginning in the fourth quarter of 2005, Kisel became dependent on the the Registrant’s US parent company to fund its operations (funding provided in US dollars) and no longer engaged in any significant external revenue arrangements. In consideration of these changes, during the fourth quarter of 2005, due to changes the in economic facts and circumstances noted, the Registrant re-evaluated its determination of functional currency for Kisel and determined that the functional currency for Kisel should be changed to the U.S. dollar.

The Registrant will disclose in future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, the economic facts and circumstances described above that precipitated the change in the Registrant’s determination of functional currency.

Note 2. Business and a Development-Stage Company Acquisition, page 70

TrueSpan Incorporated, page 70

8.	We note that in connection with the TrueSpan acquisition, you have issued restricted stock units contingent upon the continued employment of the recipients and the achievement of specified milestones. We note that you calculated a value of $10 million for the units and you are amortizing the amount as compensation expense over the service period. Please tell us why you relied upon EITF 99-12 in valuing the units issued to employees as compensation and not SFAS 123R.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it has re-evaluated its accounting treatment for the restricted stock units (RSUs) issued to employees as compensation in connection with the TrueSpan acquisition and determined that the RSUs should have been valued at their grant date fair value in accordance with SFAS 123R. The Registrant supplementally advises the Staff that if the RSUs had been valued at their per-share grant date fair value determined in accordance with SFAS 123R of $37.19, rather than the $37.26 per-share value as originally determined via application of EITF 99-12, the impact to the Registrant's financial statements is a reduction in stock compensation expense of less than $20K, amortized over the service period.

As the Registrant believes this matter is clearly inconsequential to its previous filings, it will revise its footnote disclosures in future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, to indicate the RSUs were valued in accordance with SFAS 123R.

Note 3. Cash Equivalents and Investments, page 76

9.	We note from the table that you had gross unrealized losses in 2005 related to your cash and cash equivalents. Please tell us the nature of items included as cash and cash equivalents and your consideration of the definition of cash equivalents under paragraph 8 of SFAS 95 which states, in part, that the investments should be so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Response: In its Annual Report on Form 10-K for fiscal year 2006, the Registrant included as cash and cash equivalents (with respect to its investments held as of December 31, 2005), the following types of investment holdings:

•	Money market funds

•	Commercial paper

•	Corporate bonds

•	Government agencies

The Registrant considered as cash and cash equivalents, only those investment holdings with original maturities of ninety days or less with insignificant interest rate risk. The immaterial unrealized losses of $(2)K, reported in 2005 were due to changes in the value of the Registrant’s holdings in commercial paper as a result of short-term changes in interest rates, and represented an insignificant change in value from the investments’ amortized costs, due to the highly liquid nature of the investments.

Note 6. Segment and Geographical Information, page 78

10.	We note the disclosures of revenues by geographic area. Please revise the footnotes to the financial statements in future filings to include disclosures of long-lived assets by geographic area or explain why disclosure cannot be provided. Refer to paragraph 38(b) of SFAS 131.

Response: The Registrant acknowledges the Staff’s comment and will revise its disclosures in future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, to include long-lived assets by geographic area.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Financial Statements, page 3

Condensed Consolidated Statements of Operations, page 5

11.	We note that you present cost of product revenue and gross profit excluding amortization of acquisition-related intangible assets. Please revise so that you do not show gross profit exclusive of these charges, consistent with SAB Topic 11.B. Otherwise, explain to us why the amortization is properly not part of your costs of sales and gross profit and tell us why you referred to the exclusion of the amount from cost of sales.

Response: The Registrant acknowledges the Staff’s comment and accordingly, will revise its accounting policy with respect to classification of amortization expense related to acquisition-related intangible assets that are clearly attributable to revenue generating activities, such as developed and core technology, as a component of cost of revenue.

The Registrant will revise in future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, to disclose gross profit inclusive of amortization expense of acquisition-related intangible assets for all periods presented, as follows:

	Year Ended December 31,
	2007		2006	2005
Revenue:
Product revenue	$	XX	$239,243	$153,399
License royalty revenue		XX	8,437	11,671

Net revenue		XX	247,680	165,070
Cost of revenue:
Cost of product revenue		XX	110,057	73,683
Amortization of acquisition-related intangibles		XX	XX	XX

Gross profit		XX	XX	XX

Note 4. Acquisitions

Businesses – Centrality Communications, Inc., page 11

12.	Please tell us and disclose in future filings why you based the valuation of the shares issued to acquire Centrality Communications on the average of your stock price for the three days prior to and including the acquisition close date. Please discuss how you applied EITF 99-12.

Response: The Registrant valued the shares issued to acquire Centrality Communications at a price of $19.26 in accordance with EITF 99-12. This price represents the three-day average of market prices immediately prior to and including the close date. Under EITF 99-12, the value of the acquiring company’s marketable equity securities issued to effect a purchase business combination should be determined based on the market of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. Per the Staff’s interpretation, such reasonable period begins two days before and ends two days after the date the terms of the acquisition are agreed to and announced. However, the guidance in EITF 99-12 indicates that the measurement period should not include any dates after the date the business combination is consummated. Further, EITF 99-12 states that the first date on which the number of shares issued and the amount of other consideration becomes fixed without subsequent revision is the measurement date. In the case of the Registrant’s acquisition of Centrality, the two parties executed an amendment to the Merger Agreement, dated August 6, 2007. Such amendment essentially “fixed” the number of awards to be issued, hence such date served as the consummation date. Accordingly, the Registrant valued the equity awards based on the three day average starting on August 2nd and ending on August 6 (the consummation date).

The Registrant acknowledges the Staff’s comment and will revise its disclosures in future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, to disclose why the Registrant based the valuation of shares issued to acquire Centrality on the average stock price for the three days prior to and including the acquisition close date.

Exhibits 31.1 and 31.2

13.	We note that in the certifications required by Exchange Act Rule 13a-14(a) you have added, changed or removed wording and removed punctuation in paragraphs 3 and 4(c) and (d). In future filings, please review so that the wording in the certifications is consistent with the wording required by Item 601(b)(31) of Regulation S-K.

Response: The Registrant will revise the certifications required by Exchange Act Rule 13a-14(a) in future filings, beginning with its Annual Report on Form 10-K for fiscal year 2007, to be consistent with the wording required by Item 601(b)(31) of Regulation S-K as requested in Exhibit 31.1 and 31.2.

Form 8-K filed October 30, 2007

Exhibit 99.1 – Press Release on Financial Results for Third Quarter of 2007

14.	We note that you present a reconciliation in the form of a pro forma statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that under Instruction 2 of Item 2.02 of Form 8-K the requirements of Item 10(e)(1)(i) of Regulation S-K apply to disclosures under Item 2.02, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explaining why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the pro forma statement of operations from all future filings and instead disclose only the specific non-GAAP measures used by management that you wish to highlight to investors, with the appropriate reconciliations and disclosures. In this regard, please provide us with a sample of your proposed revised non-GAAP disclosures. Please note that in the event that your Form 8-K is incorporated by reference into a ’33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response: The Registrant respectfully advises the Staff that it has provided descriptions of all non-GAAP financial measures used in the Registrant’s pro forma statement of operations. Please refer to page 3 – 4 of the Registrant’s earnings release furnished with its current report on Form 8-K filed October 30, 2007. In future filings, the Registrant will include footnote references next to each non-GAAP financial measure to avoid any confusion.

As disclosed in our current report on Form 8-K, the Registrant’s management uses each of the non-GAAP financial measures internally to understand, manage and evaluate the Registrant’s business. The Registrant believes each of the non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The Registrant respectfully advises the Staff that it does not intend to incorporate by reference its Form 8-K (filed on October 30, 2007) into a ’33 Act registration statement.

The Registrant acknowledges the Staff’s comments with respect to its pro forma statement of operations, and as requested by the Staff, the Registrant is providing the following proposed revision to its non-GAAP disclosures:

The following tables reconcile GAAP to non-GAAP financial information (unaudited):

		Three Months Ended		Nine Months Ended
		September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Revenue:		$91,161	$62,375	$229,026	$173,525
Gross profit:
GAAP gross profit		$47,588	$35,400	$122,878	$96,627
Stock compensation expense	(B)	514	226	1,053	486
Fair value adjustments on acquisition-related inventory	(E)	1,603	—	1,603	—

Non-GAAP gross profit		$49,705	$35,626	$125,534	$97,113

Non-GAAP gross margin		55%	57%	55%	56%
Operating expenses:
GAAP operating expenses		$62,691	$31,986	$136,220	$101,904
In-process research and development expense	(A)	(13,900)	—	(13,900)	(13,251)
Stock compensation expense	(B)	(11,089)	(7,070)	(26,688)	(18,409)
Amortization of acquisition-related intangible assets	(C)	(4,486)	(1,382)	(6,609)	(4,088)
Acquisition-related contingent payments	(D)	(649)	(970)	(2,129)	(2,447)

Non-GAAP operating expenses:		$32,567	$22,564	$86,894	$63,709

Operating income (loss):
GAAP operating income (loss)		$(15,103)	$3,414	$(13,342)	$(5,277)
In-process research and development expense	(A)	13,900	—	13,900	13,251
Stock compensation expense	(B)	11,603	7,296	27,741	18,895
Amortization of acquisition-related intangible assets	(C)	4,486	1,382	6,609	4,088
Acquisition-related contingent payments	(D)	649	970	2,129	2,447
Fair value adjustments on acquisition-related inventory	(E)	1,603	—	1,603	—

Non-GAAP operating income		$17,138	$13,062	$38,640	$33,404

Net income (loss)
GAAP net income (loss)		$(16,055)	$2,579	$(11,114)	$(6,699)
In-process research and development expense	(A)	13,900	—	13,900	13,251
Stock compensation expense	(B)	11,603	7,296	27,741	18,895
Amortization of acquisition-related intangible assets	(C)	4,486	1,382	6,609	4,088
Acquisition-related contingent payments	(D)	649	970	2,129	2,447
Fair value adjustment to inventory	(E)	1,603	—	1,603	—
Revision to prior period estimated R&D tax credits	(F)	1,370	—	1,370	—

Non-GAAP net income		$17,556	$12,227	$42,238	$31,982

Diluted net income (loss) per share:
GAAP diluted net income (loss) per share		$(0.28)	$0.05	$(0.21)	$(0.13)
Non-GAAP diluted net income per share		$0.29	$0.22	$0.72	$0.57
Shares used to compute diluted net income (loss) per share:
GAAP		56,954	55,585	54,006	50,905
Non-GAAP		61,345	55,585	58,994	55,910

USE OF NON-GAAP FINANCIAL INFORMATION:

To supplement the company’s condensed consolidated financial statements presented on a GAAP basis, SiRF uses non-GAAP additional measures of operating results, gross profit, net income and net income per share adjusted to exclude certain expenses it believes appropriate to enhance an overall understanding of SiRF’s past financial performance and also its prospects for the future. We present such non-GAAP financial measures in reporting our financial results to provide investors with an additional tool to evaluate our operating results. Because these non-GAAP measures are not calculated in accordance with GAAP, it may not necessarily be comparable to similarly titled measures employed by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our condensed consolidated financial statements prepared in accordance with GAAP.

SiRF management uses each of the non-GAAP financial measures internally to understand, manage and evaluate our business. SiRF believes it is useful for itself and investors to review, as applicable, both GAAP information, which includes acquired in-process research and development, employee stock compensation expense, amortization of acquisition-related intangibles assets, fair value adjustments to acquisition-related inventory, revisions to prior period estimated R&D tax credits and expenses related to acquisition-related contingent payments, and the non-GAAP measures, which exclude this information, in order to assess the performance of our continuing operations and for planning and forecasting in future periods. Each of these non-GAAP measures is intended to provide investors with an understanding of our operational results and trends that enables them to analyze our base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. SiRF believes each of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

Our non-GAAP financial measures reflect adjustments based on the following items:

(A)	Acquired in-process research and development expense: SiRF incurred one-time charges in connection with the acquisition of Centrality during the third quarter of 2007 and the acquisition of TrueSpan during the first quarter of 2006 that otherwise would not have been incurred and therefore we have excluded the effects of these charges from our non-GAAP net income. In-process research and development consists of technology projects which, as of acquisition date, had not yet reached technological feasibility and there are no future alternative uses that exist. We believe it is useful for investors to understand the effect of this expense on our statement of operations. This non-GAAP adjustment is intended to reflect acquisition-related expense incurred that is not directly associated with our continuing operations.

(B)	Stock compensation expense: Our operating expenses include stock compensation expense recorded pursuant to SFAS No. 123R, which requires us to recognize a non-cash expense related to the fair value of all our employee stock-based compensation awards. We believe it is useful to highlight the effect of this stock compensation expense in our condensed statement of operations. However, stock-based compensation is a key incentive offered to our employees, and we believe it contributed to the revenue earned during the period and will contribute to our future revenue generation. Stock compensation expenses will recur in future periods.

(C)	Amortization of acquisition-related intangible assets: SiRF has excluded the effects of amortization of acquisition-related intangible assets from our non-GAAP net income because these costs are associated with the acquisition of companies that would not have otherwise been incurred. This non-GAAP adjustment is intended to reflect acquisition-related expense incurred that is not directly associated with our continuing operations.

(D)	Expenses related to acquisition-related contingent payments: SiRF has excluded the effects of compensation expense recorded in relation to acquisition-related contingent payments from our non-GAAP net income because these costs are associated with the acquisition of companies that would not have otherwise been incurred. These non-GAAP adjustments are intended to reflect additional acquisition-related payments and are not directly associated with our continuing operations. We believe these adjustments are useful to investors as this expense is not part of our continuing operations.

(E)	Fair value adjustments on acquisition-related inventory: SiRF has excluded the effects of fair value adjustments on acquisition-related inventory that was subsequently sold to end customers during the quarter from our non-GAAP net income because these costs are associated with the acquisition of companies that would not have otherwise been incurred. This non-GAAP adjustment is intended to reflect acquisition-related expense incurred that is not directly associated with our continuing operations.

(F)	Revision to prior period estimated R&D tax credits: SiRF has excluded the effects of a reduction to our tax benefit resulting from revisions to prior period estimated R&D tax credits from our non-GAAP operating results. This reduction in estimated R&D tax credits resulted from a R&D tax credit study for the years 2005 – 2006. This non-GAAP adjustment is intended to reflect revisions to our tax provision that are not directly associated with our current period operations.

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In connection with this response to the Staff’s comments, the Registrant acknowledges that:

(i)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully advises the Staff that its offices will be closed from December 24, 2007 through January 1, 2008.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (408) 392-8342. Comments may also be sent to my attention via facsimile to (408) 453-7247.

Very truly yours,

/s/ Geoff Ribar
Geoff Ribar
Senior Vice President of Corporate Finance and Chief Financial Officer

cc:	David Burton, Staff Accountant

Noelle Matteson, Esq.

Craig Smith, Jr.